Exhibit 99.1

RoyaLand (RLNDF) Reviews Savoia Calcio’s September Performance

Naples, Italy and Hamilton, Bermuda – October 6, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced Savoia’s September performance, covering the Club’s league results, its run in the Coppa Italia (“Italian Cup”), and how the month fits into Savoia’s broader plan for the season.

The Club’s Plan: Build the Foundation Now, Grow From 2027/28

Savoia’s objective for the 2026/2027 season is to build the sporting and organizational foundations needed to establish itself in Serie C and then launch the Club’s growth program starting with the 2027/28 season. September was overall in line with expectations and offered positive signs of Savoia’s ability to compete at this level.

September in the League: Four Results Without Defeat

Following two defeats in the opening league matches played in August, Savoia’s squad responded by beating Altamura 2-0 in an away game and scoring three consecutive draws against Crotone, Foggia and Casarano. These four consecutive results without defeat kept the Club in the running for a competitive first season in Serie C. That run ended with a defeat later in the month.

Coppa Italia: A Statement Win in Catania

Another highlight of September was Savoia’s 3-0 away win against Catania in the Coppa Italia Serie C, which is an annual Italian domestic knock out competition played by 60 teams. This was a significant result at a prestigious venue that kept the Club’s run in the competition alive, following an earlier away win at Casertana. Savoia is now through to the Round of 16, with its next match set for October 28 against Sorrento. The Copa Italia Serie C winner qualifies for the promotion playoff round for potential advancement to Serie B.

Savoia’s 3-0 away victory over Catania marked a statement win and a place in the next round of the Coppa Italia Serie C.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land